[redacted]

10028273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, James W. Santori swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

STEPHEN J. ROGERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6111754
Qualified in Westchester County
My Commission Expires June 28, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
OTA Limited Liability Company
Purchase, New York

We have audited the accompanying statement of financial condition of OTA Limited Liability Company (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

OTA Limited Liability Company

Statement of Financial Condition
December 31, 2009

ASSETS		
Cash	$	123,530
Receivable from Broker-Dealers and Clearing Organizations		117,910,417
Securities and Options Owned, at fair value		232,516,400
Other Assets		1,743,645
Total assets	$	352,293,992
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Notes payable	$	2,015,656
Accrued brokerage and clearing fees		308,997
Securities and options sold, not yet purchased, at fair value		262,409,059
Accrued expenses and other liabilities		3,150,938
Total liabilities		267,884,650
Members' Equity		84,409,342
Total liabilities and Members' equity	$	352,293,992

See Notes to Statement of Financial Condition.

Note 1. Organization

OTA Limited Liability Company (the "Company"), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company also conducts a nominal customer agency business, primarily for employees and related parties, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

In January 2009, the Company transferred its institutional agency business to an affiliated company under common management. No recorded assets or liabilities were transferred as a result of this transaction.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The Company records transactions in securities and options on a trade-date basis.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, not yet purchased (see Note 8).

The clearing and depository operations for the Company's securities and options transactions are provided primarily by two brokers. At December 31, 2009, substantially all of the securities and options owned and the receivable from brokers reflected in the statement of financial condition are securities and options positions with and amounts due from these clearing brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral.

Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company had a one-third interest in a joint account that was formed to act as specialists and odd-lot dealers on the NYSE Alternext U.S., LLC (formerly, the American Stock Exchange). As of January 1, 2009, the Company withdrew its interest in the joint account.

This statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Note 2. Significant Accounting Policies (Continued)

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

Securities and options owned or securities and options sold, not yet purchased by the Company, are presented in the statement of financial condition at fair value in accordance with accounting principles generally accepted in the United States of America. Securities and options owned or securities and options sold, not yet purchased traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. Options are priced at the midpoint of the bid and ask prices, or last sale. These securities are classified as Level 1 in the fair value hierarchy. Warrants are recorded at fair value using various industry accepted models. Depending on the inputs available for the warrants, they are classified in either Level 2 or Level 3 of the fair value hierarchy. Other nonmaterial investments, not publicly traded, are considered Level 3 in the fair value hierarchy. Due to the inherent uncertainty of the Level 3 valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

The Company evaluated subsequent events through February 24, 2010, the date that the statement of financial condition was issued.

Note 3. Fair Value Measurement

As described in Note 2, the Company records its securities and options owned or securities and option sold, not yet purchased, at fair value. Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments in Level 1 include listed equities and listed derivatives.

Note 3. Fair Value Measurement (Continued)

Level 2: An input other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments in this category generally include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred stock	$ 44,811,904	$ 37,357,966	$ 7,453,938	$ -
Common stock	42,740,754	42,740,754	-	-
American Depositary Receipts	18,749,646	18,749,646	-	-
Exchange-traded funds	26,877,874	26,877,874	-	-
Warrants	99,336,216	22,629,803	121,517	76,584,896
Other	6	-	-	6
Securities and options owned, at fair value	$ 232,516,400	$ 148,356,043	$ 7,575,455	$ 76,584,902
Preferred stock	$ (17,264,016)	$ (17,264,016)	$ -	$ -
Common stock	(175,700,329)	(175,700,329)	-	-
American Depositary Receipts	(22,019,104)	(22,019,104)	-	-
Exchange-traded funds	(27,109,147)	(27,109,147)	-	-
Options	(20,316,463)	(20,316,463)	-	-
Securities and options sold, not yet purchased, at fair value	$ (262,409,059)	$ (262,409,059)	$ -	$ -

Note 3. Fair Value Measurement (Continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model The Company applies a modified Black-Scholes calculation in the measurement of these warrants. The following table presents a reconciliation of activity for the Level 3 financial instruments.

Balance, January 1, 2009	$ 46,557,470
Realized and unrealized gains (losses) on investments:	
Net realized gain (loss) on investments	(13,872,112)
Net change in unrealized appreciation (depreciation) on investments	14,857,227
Purchase of investment securities	29,817,122
Sale of investment securities	(774,805)
Principal payments on debt securities	-
Balance, December 31, 2009	$ 76,584,902

Note 4. Related Party Transactions

Other assets include $1,120,862 due from affiliated entities, officers and employees of the Company. Subsequent to year-end, approximately $997,000 of this amount was repaid.

Notes payable represent loans by employees and related entities to the Company. The notes bear interest at the clearing broker's rate and are due on demand. Accordingly, the fair value of the notes payable approximates the carrying amount.

Note 5. Regulatory Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it make a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2009, the Company had net capital of $63,599,226, which exceeded the requirement of $1,000,000 by $62,599,226.

Note 6. Commitments

The Company occupies office space under several noncancelable leases which expired in October 2009. The leases were renewed by the management company, with common ownership and, subsequent to this date, a portion of the rental expense was allocated to the Company.

Note 7. Employee Benefit Plans

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit-sharing plan to which it may contribute an amount at its discretion.

Note 8. Derivative Financial Instruments

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in Members' equity.

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

Impact of Derivatives on the Statement of Financial Condition

The following table identifies the fair value amounts on a gross basis of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2009:

Primary Underlying Risk	Derivative Liability
Options	$ (20,316,463)

Volume of Derivative Activity

At December 31, 2009, the number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Short Exposure Number of Contracts
Options	25,417

Note 9. Subsequent Events

Subsequent to December 31, 2009, Members effected withdrawals of approximately $16,113,000.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Members
OTA Limited Liability Company
Purchase, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by OTA Limited Liability Company (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, SIPC, and New York Stock Exchange, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043168 FINRA DEC
OTA LLC 10*10
ATTN: JAMES W SANTORI STE 102
1 MANHATTANVILLE RD
PURCHASE NY 10577-2100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James W. Santori, 914-699-5800

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 67,120

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (22,427)

7/27/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 44,693

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 44,693

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 44,693

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OTA LLC
(Name of Corporation, Partnership or other organization)

James W. Santori
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 29th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 31,285,371
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	875,003
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	875,003
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,481,522
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	125,867
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,654,965	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		3,654,965
Total deductions		5,262,354
2d. SIPC Net Operating Revenues		$ 26,848,020
2e. General Assessment @ .0025		$ 67,120

(to page 1 but not less than $150 minimum)

OTA Limited Liability Company

Independent Auditor's Report on Internal Control

December 31, 2009

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
OTA Limited Liability Company
Purchase, New York

In planning and performing our audit of the financial statements of OTA Limited Liability Company (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

OTA Limited Liability Company

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.